Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

January 12, 2008

Re:	Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated December 6, 2007, regarding our Annual Report on Form 10-K for the year ended December 31, 2006. We have been in discussions with your staff and will have our written response no later than January 28, 2008.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

Robert F. Gallagher
Chief Financial Officer